April 17, 2014

Via EDGAR

Jan Woo

Attorney - Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:      CopyTele, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed March 31, 2014

File No. 333-193869

Dear Ms. Woo:

            CopyTele, Inc. (“CopyTele”, the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 15, 2014 regarding our Registration Statement on Form S-3, as amended by Amendment No. 1 thereto (the “Registration Statement”) previously filed on March 31, 2014. For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

 Front Cover Page of the Registration Statement

1. Please refer to our prior comment 2 in our letter dated March 6, 2014 relating to registration statement file number 333-193826 and revise your cover page to include disclosure regarding your concurrent offerings. In this regard, we refer to your registration statements on Form S-3 (file nos. 333-188096 and 333-193826). Specifically, please disclose the total number of shares that are being concurrently offered, the extent to which the concurrent offerings are of a primary and secondary nature, and the portion of that total offered by means of a separate prospectus.

            We respectfully advise the Staff that we have revised our Registration Statement to reflect that concurrently with the securities being offered by us in a primary offering pursuant to the Registration Statement, an additional 28,748,415 shares of our common stock are being registered in a secondary offering in a separate prospectus included in our Registration Statement on Form S-3 (File No.333-193826). Additionally, we have revised our Registration Statement to reflect that on February 3, 2014, we filed our Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-188096), to continue the registration of up to 57,400,130 shares of our common stock, originally registered in a secondary offering and declared effective on June 14, 2013.

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            In making this response the Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Matthew Bernstein, Esq. at (212) 370-1300.

Very truly yours,

COPYTELE, INC.

By: /s/ Robert A. Berman
Name: Robert A. Berman
Title: President and Chief Executive Officer